SIMPLY TINY DEVELOPMENT, PB LLC

2021 Report

Dear investors,

While we missed the mark of a profitable year, I am confident that our operations in 2022 will produce substantially better results. A few errors were made by myself during the opening stages of the company that left us outside the profitability ring– an investment into our website that provided little to no return and a few errors in tax reporting and accounting attributed to the deficit. Easy mistakes to make, hard lessons to be learned. We have absolutely grown from these errors. Additionally, there is no doubt that the impacts of COVID-19 have been detrimental to us as a company, and us as a collective whole. Despite the challenges facing us as a new company, we were able to persevere through supply line challenges, quariatines, capital requirements, production issues, and labor shortages by sticking to our mission and sustainability principles.

As a company, we have many opportunities to capitalize on in the coming year, including new tiny home markets, increased van conversion productions, and a potential capital raise. Our growth plans for 2022 include increased production of van conversions to 3 per quarter and the first tiny home constructed in the Minnesota market. Our building permits have been issued and we are set to break ground in May of 2022. This home will likely set the market standard for the area (see Graph 1.1 Tiny Home Appreciation Projections). Our homes are expected to appreciate by 7.5% each year, generating substantial returns for our stakeholders.

For our stakeholders looking to receive a return on their investment in the near future, there is a potential to move into a second capital raise in the coming year. Likely this raise will begin around June or July depending on economic, environmental, and company conditions. Transitioning to a Public Benefit Corporation in 2022, and issuing stock will depend on company performance in Q1 and Q2 2022. If the economic conditions do not warrant a corporate restructure, my plan is to move into a second crowdfunding initiative with a higher valuation, so investors can receive their returns.

Meeting our Chartered Specific Purpose under Public Benefit Legislation:

Environmental

Our environmental efforts have been slow moving, but we are proud of our progress. Our goal to plant a billion trees is undoubtedly ambitious, some would say foolish, but there is no harm in setting high goals in this arena. Our work in Minnesota has aligned us with the Department of Forestry, which has pledged to give us trees to plant in areas where we are developing. Some will replace trees on the lots lost in the development process, others will be planted around the city along sidewalks. Lastly, through our daily use of Ecosia, we have been able to plant 4 trees by doing nothing more than routine searches on the internet. Our focus is to blend our daily functions with sustainable outlets to create positive change.

The continued focus on sustainability has allowed us to uncover severe issues in our supply chain and our construction materials. Many of those labeled "eco-freindly" have overwhelmingly been greenwashed. Megan has taken great responsibility to look at all of our materials and find the best solution, at the most cost effective price for the company. As we grow, our budget for local and higher quality materials will grow also. We are happy to report that we have corrected many deficiencies in our supplies, including our glues, paints, flooring, and recycling operations.

Sustainability

Having sustainability as a pillar of our company has proven to have its challenges however, we wouldn't have it any other way. Countless hours of research has gone into the review of our suppliers and their commitment to sustainability. COVID-19 has caused local businesses to have minimal inventory and this has forced us to source items virtually. Purchasing materials online has brought in a great deal of packaging that we would like to avoid; however, we are working to ensure that these items are reused or recycled. In Q4 of 2021 we developed a monitoring system for the packaging materials and were able to recycle 102.4 lbs of cardboard, 7.04lbs of plastic, and 2 lbs of styrofoam. In 2022 we hope to minimize the recycling of cardboard and increase the reuse and composting of it. We have acquired roughly 8 palettes from shipments and all of them have been recycled or reused.

Social

Our social impact has proven to be the area that we need to improve the most. Our focus has been taken elsewhere, but we wish to return some of it to this critical area. Aside from providing sustainable vans to customers and the community, we have initiated a business relationship with a Solar Company owned and operated by an Indigenous community. Also, the partnership with 1% for the Planet has given us the chance to align ourselves with ZimConserve and provide $300 worth of support to their organization. The organization is located in Zimbabwe and uses permaculture to tackle food scarcity and health concerns.

Stakeholders

As stated in the previous position of our report, Simply Tiny missed being profitable year one by a small margin. In order to provide our stakeholders with suitable financial returns, our plan for 2022 is to focus on increased van output, the reduction of expenses through the sustainability lens, and investing our retained earnings into company growth. These actions will increase our valuation and set us up for a larger capital raise, where returns on investment can be realized or more equity in the company can be purchased.

We thank each and every one of you for investing in our company, our generation's future, and the delicate natural resources of Hotel Earth.

We need your help!

Our investors can get involved on a number of fronts. First and foremost, our sustainability operations. We are always looking for new and improved ways to do things better. Development can be a messy business and we are looking for better construction products, verifiable supplies for sustainable materials, and improved building practices.

Secondly, to drive company growth, we will need to bring new investors to the table. Our goal is to

Secondly, to drive company growth, we will need to bring new investors to the table. Our goal is to align ourselves investors who believe that the sustainability of our planet will ultimately bring long-term economic health to us all. Spread the word. The future is bright for sustainable development. Balancing the needs of the environment with the needs humans is a difficult task, but it can be achieved with the rights minds.

Sincerely,

Joshua Foreman

Board Member

Ryan McCredie

Board member

Tawn Miller

Board Members

Megan Blythe

Sustainability Officer

Kenneth Faria

Board Member

Dr. Sean Dixon

CEO

Our Mission

Simply Tiny Development wishes to expand into new areas throughout the United States where legislation, building codes, and demand reside. STD is actively working with local governments to change, revise, and modify building codes to accommodate for sustainable living solutions.

See our full profile



How did we do this year?















How did we do this year?

Report Card

B-

The Good

- Sustainability operations
- Increased van conversions
- Expansion into new markets for tiny homes

The Bad

- Supplies and construction material lines
- Labor shortages
- Production targets

2021 At a Glance

January 1 to December 31

$$$$

$112,428
Revenue

-$36,495
Net Loss

IOU!

$20,847 +663%
Short Term Debt

$99,740
Raised in 2021

$69,358
Cash on Hand
As of 03/ 3/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related

notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our company develops sustainable homes that lower the cost ownership over time. Our team brings experience, knowledge, and materials science to areas that need novel ways of living that will last far into the future. We work with local governments to update, change, and modify building codes to remove barriers for new housing solutions.

Simply Tiny Development wishes to expand into new areas throughout the United States where legislation, building codes, and demand reside. STD is actively working with local governments to change, revise, and modify building codes to accommodate for sustainable living solutions.

Milestones

Simply Tiny Development, a Public Benefit LLC was incorporated in the State of Delaware in February 2019.

Since then, we have:

- 🌎 Explosive market-driven opportunity! Tiny home and CamperVan markets are projected to reach $13.5 billion by 2027

- 💰 Potential capital gains exclusions! Discuss with tax advisor

- 🎯 SCALING! 15 homes scheduled for development through 2024 (no guarantee)

- 🥈 CamperVan scaling through pre-purchase requests!

- 🚀 ACCELERATOR! Market CAGR of 7%, with 53% of the growth originating in the North American market.

- 💪 Strong and experienced management team! Highly-educated grassroots company destined to be sustainability leaders

- 🎯 SOLUTIONS! Tiny homes are the answer for density, climate, energy, and home ownership challenges

Historical Results of Operations

Our company was organized in February 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $112,428 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 25.4% in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $89,321, including $56,006 in cash. As of December 31, 2020, the Company had $47,553 in total assets, including $1,290 in cash.

- *Net Loss.* The Company has had net losses of $36,495 and net losses of $4,179 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $120,424 for the fiscal year ended December 31, 2021 and $13,691 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $38,090 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Simply Tiny Development, a Public Benefit LLC cash in hand is $69,358.45, as of March 2022. Over the last three months, revenues have averaged $14,312.67/month, cost of goods sold has averaged $1,449.92/month, and operational expenses have averaged $5,271.26/month, for an average net margin of $7,591.49 per month. Our intent is to be profitable in 48 months.

Supply shortages are impacting our finances and operations. Increased supply costs and labor shortages are also impacting our finances and operations. Monthly revenues have increased.

We expect to see revenues between $30,000- $100,000 in the next 3-6 months depending on the supply chain

Simply Tiny Development is not profitable. An additional $100,000 in revenue is needed to become profitable. We expect to his this point in the next 6 months

Owner investments and asset sales are options for additional capital. Simply Tiny Development will invest in other cash producing assets when the opportunity

Development will invest in other cash producing assets when the opportunity becomes available.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -32%   **Gross Margin: 25%**   **Return on Assets: -41%**   **Earnings per Share: $-Infinity**

Revenue per Employee: $112,428   **Cash to Assets: 63%**   **Revenue to Receivables: ~**   **Debt Ratio: 135%**

📄 Prepared_Statements-_Simply_Tiny_Development__LLC.pdf

📄 Reviewed_Statements_-_Simply_Tiny_Development__LLC.pdf

We ❤ Our
51 Investors

Thank You For Believing In Us

Scott A Frangos	Jesse E Knight	Kenneth Faria	Michael Dolan	Lamont Fleming	Claude Barnett	Tawn Miller
Joshua MacInnes	Roderick Herron	Stuart Burns	Rob Meilahn	John Arthur Anderson III	Julie Okello	Jocieta Wiltz-Preston
Sarat Poluri	Randolph E. Dixon	Collin ODonnell	Jared Buswell	Debra Dianne Dixon	Jason Rigby	Nicholas Kalra
Jiin Tarng Horng	Jon Chabot	Alex Chapman	Dr. Meredith Allen	Sean Jenkins	Christopher Fowler	Joshua Foreman
Victoria Hunker	Hugo Im	Jeffrey Dixon	Megan Goldstein	Johannes Van Galen	Dawn M Smith	Robert Coviello
Seth Hinton	Joseph Feinberg	Etonia Raj	Niklas Meyer	Kacie Taft	Charles Mawson	Ritchel Rasdas
Robert Campbell	Eric Schreiber	Emily Burd	Wes Verno	Nathan Greenfeld	Resina Cheng	Tracy A Hurley
Joel Granado	Felix Vayssieres					

Thank You!
From the Simply Tiny Development, PB LLC Team





Dr. Sean Dixon
CEO



Megan Blythe
Sustainability Coordinator

*-B.S.- Environmental Science &
Ecological Restoration Passions
& Strengths: communicating and
connecting with others, multi-
tasking, teamwork, ecological
restoration*



Dr. Sean Dixon



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joshua Foreman	Boom Operator @ United States Air Force	2022
Ryan McCredie	Director of AML Operations @ Empower Retirement	2022
Tawn Miller	Real Estate Broker @ Kenna Real Estate	2022
Kenneth Faria	Drug Substance and Operations Supply @ Bristol Myers Squibb	2022
Sean Dixon	CEO @ Simply Tiny Development	2019

Officers

OFFICER	TITLE	JOINED
Megan Blythe	Sustainability Officer	2022
Sean Dixon	CEO	2019

Voting Power ⍰

HOLDER	SECURITIES HELD	VOTING POWER
Sean Dixon	Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2020	$38,090	Membership Interest	Other
11/2021	$61,650		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Debra Dixon
Amount Invested	$500
Transaction type	Safe
Issued	06/28/2021
Discount rate	12.0
Valuation cap	$2,800,000
Relationship	Mother

Investment through Wefunder Crowdfunding Initiative

Name	Randolph Dixon
Amount Invested	$22,550
Transaction type	Safe
Issued	06/26/2021
Discount rate	12.0
Valuation cap	$2,800,000
Relationship	Father

Investment through WeFunder Crowdfunding Initiative

Name	Jeffrey Dixon
Amount Invested	$3,000
Transaction type	Safe
Issued	07/09/2021
Discount rate	12.0
Valuation cap	$2,800,000
Relationship	Uncle

Investment through WeFunder Crowdfunding Initiative

Name	Tawn Miller
Amount Invested	$1,000
Transaction type	Safe
Issued	07/22/2021
Discount rate	10.0
Valuation cap	$3,800,000
Relationship	Board Member

Investment through WeFunder Crowdfunding Initiative

Name	Kenneth Faria
Amount Invested	$5,000
Transaction type	Safe
Issued	07/15/2021
Discount rate	12.0
Valuation cap	$2,800,000
Relationship	Board Member

Investment through WeFunder Crowdfunding Initiative

Name	Joshua Foreman
Amount Invested	$10,000
Transaction type	Safe
Issued	07/08/2021
Discount rate	12.0
Valuation cap	$2,800,000
Relationship	Board Member

Investment through WeFunder Crowdfunding Initiative

Capital Structure

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Legal action. With every new endeavor comes inherit risk with litigation activity. The current project is backed by the City which removes a large portion of risk from the projects. Permitting, inspection, and occupancy delays may occur. The Company and all contractors hold adequate insurance for general liability and punitive actions on the job site.

Acts of God, climate change, and other natural disasters. The area of operations has a history of floods and inclement weather. The proposed projects are not located in known disaster zones. However, Acts of God and natural disasters are always a risk for construction projects. This may include a loss of resources, materials, or land.

Novel construction materials. The Company must educate contractions on how to use the novel construction materials outlined in the proposals. Quality control concerns are also relevant to the projects because of the nascent nature of the materials.

Competition. Our Company defines competition as any business that can provide equal or better solutions to our current target problems. Larger, more established companies with more robust resources have the ability to disrupt our project goals.

The success of our Company hinges the ability to rent or sell properties to viable, economic buyers. The economic recession has placed restrictions on bank lending abilities and purchasing power by the customers in the market. Holding periods may be longer than expected, which will increase costs and decrease profit margins.

COVID-19. It is unclear how long the pandemic will last and to what magnitude it will impact our operations. We foresee challenges such as raising capital, house showings, building timelines affected by social distancing, larger economic and political forces, increases in spending in our supply chains, and labor shortages

We understand our weakness as a management team and Company. Future growth opportunities for the management team include raising capital, marketing, company expansion, scaling operations, networking, soft skills development.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Market Acceptance. We do not know for sure if the market will accept smaller, more untraditional homes. There is encouraging evidence that this will be the case, however, we believe market acceptance is our number one risk. Comparable rents and traditional metrics like number of bedrooms and square footage may skew home valuations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of

opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to

redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Simply Tiny Development, a Public Benefit LLC

- Delaware Limited Liability Company
- Organized February 2019
- 1 employees

1556 S Field Court
Lakewood CO 80232

http://www.simplytinydevelopment.com

Business Description

Refer to the Simply Tiny Development, PB LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Simply Tiny Development, PB LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.